FOR IMMEDIATE RELEASE                                Exhibit (20)(iii)

July 18, 1997

STANLEY ANNOUNCES   PRODUCTION  AND  WORKFORCE  CHANGES  IN
CENTRAL CONNECTICUT

New Britain, Connecticut (NYSE:   SWK ) ...  In reference to
today's earlier company-wide announcement of programs for growth, The Stanley Works provided information concerning its central Connecticut employment levels. In an April, 1997 announcement, the company indicated it would transfer certain production to Richmond, Virginia impacting 150 manufacturing positions in Central Connecticut. Stanley's Central Connecticut employment stood at about 2,100 before that announcement. Today the company announced it will eliminate an additional 110 manufacturing positions and add approximately 120 salaried positions, over the next twelve months.

The company announced further transfers of Stanley Hardware packaging operations from New Britain and intentions to outsource several products. Additionally, the company announced the formation of a hardware manufacturing joint venture with Zhongshan Xiaolan Industrial Company ( Xiaolan ) of Zhongshan City, Guangdong, China. Stanley Hardware has been purchasing product from this company for the past year and will now have a majority ownership interest in it. Current plans are to transfer production of some its residential hinge line to Xiaolan over the next year. Xiaolan has three factories which manufacture this type of product and was selected for its capabilities in the areas of quality, reliability and low-cost.

Finally, the company will centralize many of its administrative functions, such as finance and customer service, and will invest in additional engineering and marketing positions. These actions are expected to add approximately 120 salaried positions in Central Connecticut.

Commenting on these initiatives, John M. Trani, Chairman and Chief Executive Officer stated: "To grow, we must be competitive. That starts by becoming the low-cost producer. In the case of our Central Connecticut operations, this necessitates product transfers to lower-cost locations and resulting workforce reductions. For our administration, it means the consolidation of efforts into Central Connecticut. This is a painful process, and we are extremely sensitive to the needs of our people. Notification periods, severance packages and benefits will all be provided to the fullest extent possible. Benefits have been increased substantially from prior policies."

The Stanley Works is a worldwide producer of tools, hardware and specialty hardware for consumer, home improvement, industrial and professional use.

Contact:   Anthony J. Herrling
           Stanley Corporate Communications
           Tel.:  (800) 300-4679

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